Filed by Willis Group Holdings Limited pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: Hilb Rogal & Hobbs Company

Subject Company’s Commission File No.: 000-15981

WILLIS GROUP HOLDINGS LIMITED AND HILB ROGAL & HOBBS COMPANY EMPLOYEE EMAIL LETTER

PRIVILEGED AND CONFIDENTIAL

Dear Colleagues,

We have exciting news. Hilb Rogal & Hobbs has agreed to combine with Willis Group Holdings, one of the world’s top three global brokers (the press release is attached). Both of us believe passionately that joining these two great companies is a major step toward fulfilling our shared vision to become the best insurance brokerage company in the world and the Employer of Choice for the industry.

This dynamic business combination – to be known in North America as Willis HRH to reflect the importance of both companies – is a unique opportunity for us to serve clients better. We believe that it also delivers increased value to our shareholders. Just as importantly, it will create new opportunities for you, our Associates, to advance your careers as part of a thriving, truly global franchise with leadership positions in key areas.

Willis has more than 300 offices in 100 countries, with a global team of Associates serving clients in more than 190 countries. The combined company will double Willis’s North America revenues and strengthen its leadership in attractive growth markets. In particular, it will more than double Willis’s North America revenues in Employee Benefits. The Board of Directors and the senior management team at HRH fully support this combination.

As we blend our businesses, we plan to draw upon the outstanding talent of both companies to give our clients the best of both worlds. Willis brings global reach and expertise, while HRH brings added talent and local market presence.

Our companies also share the same passionate commitment to working as one cohesive team to serve clients. These shared values will be fully on display when our two companies come together to offer our clients even more outstanding service, a more robust and diversified platform and expanded resources and expertise.

Over the next month, both of us plan to meet personally with HRH and Willis Associates in 14 states to discuss the opportunities presented by the combined company and to answer questions. We expect the transaction will close in the fourth quarter. Following closing, Willis HRH will be led by an Office of the Chairman including Don Bailey of Willis as Chairman and CEO and Mike Crowley as President.

An exciting journey is beginning for all of us at HRH and Willis.

As we embark on this journey, we assure you that we will provide you with as much information as possible about the integration process. We greatly appreciate your continued focus on our clients during the coming months. Because of your dedication and commitment, we are in a great position to succeed. Together, we have the best team, the best strategy and the will to win!

Sincerely,

/s/ Martin L. Vaughan, III	/s/ Joe Plumeri
Martin L. Vaughan, III	Joe Plumeri
Chairman and CEO	Chairman and CEO
Hilb Rogal & Hobbs Company	Willis Group Holdings Limited

Forward Looking Statements

This communication may contain forward-looking information regarding Willis Group Holdings Limited (“Willis”) and Hilb Rogal & Hobbs (“HRH”) and the combined company after the completion of the transaction that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the potential benefits of the business combination transaction involving Willis and HRH, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of Willis’s and HRH’s management that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing, including receipt of shareholder, regulatory and other approvals on the proposed terms and schedule, the proposed transaction may not be consummated on the proposed terms and schedule, uncertainty of the expected financial performance of Willis following completion of the proposed transaction, Willis may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction or may take longer to achieve the cost savings, synergies and benefits than expected, the integration of HRH with Willis’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected, general industry and market conditions, general domestic and international economic conditions and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of Willis’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and Item 1A of HRH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and similar sections of each company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2008. Copies of said 10-Ks and 10-Qs are available online at http://www.sec.gov or on request from the applicable company. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligation to disclose material information under the Federal securities laws, Willis and HRH undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this communication.

Important Merger Information

In connection with the proposed transaction, Willis and HRH intend to file relevant materials with the Securities and Exchange Commission (“SEC”). Willis will file with the SEC a Registration Statement on Form S-4 that includes a proxy statement of HRH that also constitutes a prospectus of Willis. HRH will mail the proxy statement/prospectus to its shareholders. Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Willis and HRH without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. You may also obtain these documents, free of charge, from Willis’ website (www.willis.com) under the tab “Investor Relations” and then under the heading “Financial Reporting” then under the item “SEC Filings.” You may also obtain these documents, free of charge, from HRH’s website (www.hrh.com) under the heading “Investor Relations” and then under the tab “SEC Filings.”

Willis, HRH and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from HRH shareholders in connection with the proposed transaction. Information about Willis’s directors and executive officers is available in Willis’s proxy statement, dated March 17, 2008. Information about HRH’s directors and executive officers is available in HRH’s proxy statement, dated March 31, 2008. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus, meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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